EXHIBIT 99.1


6


[ALCATEL GRAPHIC OMITTED]                               [LUCENT GRAPHIC OMITTED]




                                                                  Press release

                         Alcatel and Lucent Technologies
       to merge and form world's leading communication solutions provider

o Combined company will have strong financial base and revenues of approximately Euro 21 billion (USD 25 billion) based on calendar 2005 results
o Creates new growth opportunities and identifies annual pre-tax cost synergies of approximately Euro 1.4 billion (USD 1.7 billion) within three years
o Creates global convergence leader with most comprehensive wireless, wireline and services portfolio in the industry
o        Features one of the largest global R&D capabilities in communications
o Serge Tchuruk to be non-executive chairman, Patricia Russo to be CEO, based in Paris; equal board representation from both companies in merger of equals

Paris and Murray Hill, N.J., April 2, 2006 -- Alcatel (Paris: CGEP.PA and NYSE:
ALA) and Lucent Technologies (NYSE: LU) today announced that they have entered into a definitive merger agreement to create the first truly global communications solutions provider with the broadest wireless, wireline and services portfolio in the industry. The primary driver of the combination is to generate significant growth in revenues and earnings based on the market opportunities for next-generation networks, services and applications, while yielding significant synergies. The combined company's increased scale, scope and global capabilities will enhance its long-term value for shareowners, customers and employees.

The transaction, which was approved by the boards of directors of both companies, will build upon the complementary strengths of each company to create a global leader in the transformation of next-generation wireless, wireline and converged networks.


Strategic Fit Creates Global Leader in Next-Generation Networks and Services
----------------------------------------------------------------------------

"This combination is about a strategic fit between two experienced and well-respected global communications leaders who together will become the global leader in convergence," said Serge Tchuruk, Chairman and CEO of Alcatel who will become non-executive chairman of the combined company. "A combined Alcatel and Lucent will be global in scale, have clear leadership in the areas that will define next-generation networks, boast one of the largest research and development capabilities focused on communications, and employ the largest and most experienced global services team in the industry. It will create enhanced value for shareholders of both companies who will benefit from owning the most dynamic, global player in the communications industry."

Patricia Russo, Chairman and CEO of Lucent who will become CEO of the combined company said, "The strategic logic driving this transaction is compelling. The communications industry is at the beginning of a significant transformation of network technologies, applications and services -- one that is projected to enable converged services across service-provider networks, enterprise networks and an array of personal devices. This presents extraordinary opportunities for our combined company to accelerate its growth. The combination creates a new industry competitor with the most comprehensive portfolio that will be poised to deliver significant benefits to customers, shareowners and employees."


Overview of Strategic Combination
---------------------------------

The combined company, which will be named at a later date, will have an aggregate market capitalization of approximately Euro 30 billion (USD 36 billion), based upon the closing prices on Friday, March 31. Based on calendar
2005 sales, the combined company will have revenues of approximately Euro 21 billion (USD 25 billion), divided almost evenly among North America, Europe and the rest of the world. As of December 31, 2005, the combined companies had about
88,000 employees.

     The combined company will have:

    o A strong financial base and achieve annual pre-tax cost synergies of about Euro 1.4 billion (USD 1.7 billion) within three years, a substantial majority of which is expected to be achieved in the first two years

    o The largest and most experienced global services and support organization in the industry

    o A leading position in communications solutions, with the broadest wireless and wireline portfolio o Deep and strong, long-term relationships with every major service provider around the world

    o A growing momentum in high-end enterprise technologies and markets, including mission critical safety and security applications

    o The industry's premier R&D capabilities, including Bell Labs, with 26,100 R&D engineers and scientists throughout the world

    o An experienced international management team with a common vision and proven track record

    o An enhanced global foot print and diversified customer base with a presence in more than 130 countries

The cost synergies are expected to be achieved within three years of closing and will come from several areas, including consolidating support functions, optimizing the supply chain and procurement structure, leveraging R&D and services across a larger base, and reducing the combined worldwide workforce by approximately 10 percent. The merger also will result in approximately Euro 1.4 billion (USD 1.7 billion) in new cash restructuring charges, with the charges to be recorded primarily in the first year. A substantial majority of the restructuring is expected to be completed within 24 months after closing. The transaction is expected to be accretive to earnings per share in the first year post closing with synergies, excluding restructuring charges and amortization of intangible assets.

A Globally Managed Company
--------------------------

The combined company will be managed by a team that reflects a balance between the two organizations, taking into account the best talents of each company and the multicultural nature of its workforce. Beginning immediately after closing, there will be a Management Committee that will work towards this end, while ensuring continuity in the management of the two companies. This Management
Committee of the combined company will be headed by Patricia Russo, CEO, will also consist of Mike Quigley, COO; Frank D'Amelio, Senior EVP, who will oversee the integration and the operations ; Jean-Pascal Beaufret, CFO; Etienne Fouques,
EVP, who will supervise the emerging countries strategy; and Claire Pedini, Senior VP, Human Resources. Additional organization and management team announcements will be made at a future date.

Between signing and closing, Serge Tchuruk and Patricia Russo will supervise an integration team to be nominated shortly, which will seek to ensure that synergies will start to be realized as soon as closing takes place.

Overview of the Transaction
---------------------------

Under the terms of the agreement, Lucent shareowners will receive 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel (as the combined company) for every common share of Lucent that they currently hold.
Upon completion of the merger, Alcatel shareholders will own approximately 60 percent of the combined company and Lucent shareholders will own approximately
40 percent of the combined company. The combined company's ordinary shares will continue to be traded on the Euronext Paris and the ADSs representing ordinary shares will continue to be traded on the New York Stock Exchange.

The combined company created by this merger of equals is incorporated in France, with executive offices located in Paris. The North American operations will be based in New Jersey, U.S.A., where global Bell Labs will remain headquartered.
The board of directors of the combined company will be composed of 14 members and will have equal representation from each company, including Tchuruk and Russo, five of Alcatel's current directors and five of Lucent's current directors. The board will also include two new independent European directors to be mutually agreed upon.
The combined company intends to form a separate, independent U.S. subsidiary holding certain contracts with U.S. government agencies. This subsidiary would be separately managed by a board, to be composed of three independent U.S.
citizens acceptable to the U.S. government. This type of structure is routinely used to protect certain government programs in the course of mergers involving a non-U.S. party.

The combined company will remain the industrial partner of Thales and a key shareholder alongside the French state. Directors to the Thales board who are nominated by the combined company would be European Union citizens. Serge
Tchuruk, or a French director or a French corporate executive of the combined company would be the principal liaison with Thales. Furthermore, the board of Alcatel has approved the continuation of negotiations with Thales with a view to reinforce the partnership through the contribution of certain assets and an increased shareholding position in Thales.

The merger is subject to customary regulatory and governmental reviews in the United States, Europe and elsewhere, as well as the approval by shareholders of both companies and other customary conditions. The transaction is expected to be completed in six to twelve months. Until the merger is completed, both companies will continue to operate their businesses independently.

Commitments to customers and stakeholders
-----------------------------------------

"Our customers will benefit from a partner with the scale and scope to design, build and manage increasingly converged networks that deliver the most advanced communications services to the market. That is what this combination will deliver with an unparalleled focus on execution, innovation and service for our customers," said Patricia Russo. "Serge and I will work hard with our leadership team to draw upon the key strengths and common culture of technical excellence within each company to uniquely position the combined company for success, growth and value creation from next-generation networking and services."

"We are committed to moving forward aggressively after closing and quickly combining our operations and integrating our corporate cultures to ensure that we capture the full benefits of this combination for our customers, our shareowners and our employees," Serge Tchuruk said. "We share a vision of where networks are going; a commitment to world-class customer service; and a highly skilled, motivated and global workforce. We are excited about the tremendous opportunity to establish the course for this future together."

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet:
http://www.alcatel.com

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Alcatel Press Contacts
 Regine Coqueran             Tel: + 33 (0)1 40 76 49 24  regine.coqueran@alcatel.com
                                                         ---------------------------
 Mark Burnworth              Tel: + 33 (0)1 40 76 50 84  mark.burnworth@alcatel.com
                                                         -------------------------

Alcatel Investor Relations
 Pascal Bantegnie            Tel: +33 (0)1 40 76 52 20   pascal.bantegnie@alcatel.com
                                                         ----------------------------
 Nicolas Leyssieux           Tel: +33 (0)1 40 76 37 32   nicolas.leyssieux@alcatel.com
                                                         -----------------------------
 Maria Alcon                 Tel: +33 (0)1 40 76 15 17   maria.alcon@alcatel.com
                                                         -----------------------
 Charlotte Laurent-Ottomane  Tel: +1  703 668 7016       charlotte.laurent-ottomane@alcatel.com
                                                         --------------------------------------


About Lucent
Lucent designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent, which has headquarters in Murray Hill, N.J., U.S.A., visit http://www.lucent.com.

Lucent Press Contacts
 Bill Price                Tel :+ 1 908-582-4820    williamprice@lucent.com
                                                    -----------------------
 Joan Campion              Tel :+ 1 908-582-5832    joancampion@lucent.com
                                                    ----------------------

Lucent Investor Relations
 John DeBono              Tel : +1 908-582-7793     debono@lucent.com
                                                    -----------------
 Dina Fede                Tel : +1 908-582-0366     fede@lucent.com
                                                    ---------------

Legal and Financial Advisors
Alcatel's financial advisors on this transaction were Goldman Sachs, with Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel. Lucent's financial advisors were JPMorgan and Morgan Stanley and Wachtell, Lipton, Rosen & Katz as legal counsel

                                                                     # # #

Editor's Note: A global media and analysts/investors conference call will be held today at 5 p.m., Paris time (11 a.m. Eastern time) with Serge Tchuruk and Patricia Russo. The conference will be available via a live webcast at http://www.alcatel.com/conferences or http://www.lucent.com.


An in-person press conference will be held tomorrow in Paris at 1 p.m., Paris time (7 a.m., Eastern Time) with Serge Tchuruk and Patricia Russo. The conference will also be available via a live webcast at http://www.alcatel.com/conferences or http://www.lucent.com.

An in-person conference for analysts/investors will be held tomorrow in Paris, at 3 p.m., Paris time (9 a.m., Eastern time). The conference will also be available via a live webcast at http://www.alcatel.com/conferences or http://www.lucent.com.

Replays of the webcast will be available via the same Web addresses.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
This press release contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's Form 10-K for the year ended September 30, 2005 and Alcatel's Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.


IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Alcatel with the SEC of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the "Registration Statements"), which will include a preliminary prospectus, a final prospectus and related materials to register the Alcatel American Depositary Shares ("ADSs"), as well as the Alcatel ordinary shares underlying such Alcatel ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the SEC and mail to security holders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Lucent and Alcatel through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Information Statement/Proxy Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at [908-582-8500] and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to [54, rue La Boetie, 75008 Paris, France] or by telephone at [33-1-40-76-10-10].

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at [908-582-8500].

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's information statements for its 2005 Assemblee Generale Mixte Ordinaire Et Extraordinaire. These documents are available from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.